

Mail Stop 4361

September 10, 2009

via U.S. mail and facsimile

Michael T. McDonnell, Chief Executive Officer
Pregis Holding II Corporation
1650 Lake Cook Road
Deerfield, IL 60015

>   **RE: Pregis Holding II Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 27, 2009**
>   **File No. 333-130353-04**

Dear Mr. McDonnell:

We have reviewed your response letter dated August 14, 2009, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 27

1. You state on page 29 that as of June 30, 2009 you had $6.7 million of outstanding letters of credit, reducing availability under your revolving credit facility to $38.3 million. You also disclose on page 29 "As a result of CIT's financial difficulties, and to preserve liquidity under the revolving credit facility, the Company drew the full amount available under the revolving credit facility." Please tell us and disclose in future filings your relationship with CIT, the timing and amount you drew down, how the funds were utilized and by whom. Please also tell us which line item on your balance sheet as of June 30, 2009, contains the amount withdrawn.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief